Exhibit 10.13

CORRESPONDENT AGREEMENT
for Purchase and Sale of Residential Mortgage Loans

This Correspondent Agreement ("Agreement") is made and entered into as of the 25th day of January, 2002, by and between GMAC Mortgage Corporation ("GMACM"), a Pennsylvania corporation, and E-Loan Incorporated ("Correspondent"), a Delaware corporation.

RECITALS

This agreement is entered into with reference to and includes the following:

A. GMACM is a mortgage banker engaged, among other things, in the business of originating, purchasing, selling, and servicing mortgage loans.

B. Correspondent is engaged in the business of originating, processing, closing, and selling residential mortgage loans.

C. Correspondent is a mortgagee approved, and will remain approved, by the Federal Housing Administration of the Department of Housing and Urban Development (FHA), the Department of Veterans Affairs (VA), Federal National Mortgage Association (FannieMae), Federal Home Loan Mortgage Corporation (FHLMC), and/or any governmental or quasi-governmental agency or insurer which is engaged in the mortgage lending industry. In the event that any other approval is required to be obtained in order to originate, process, close, fund, or service any Loan (hereinafter defined), Correspondent agrees to take whatever action is required to obtain such approval.

D. GMACM desires from time to time to purchase from Correspondent, and Correspondent desires to sell, one-to-four family, first and second lien residential mortgage loans (individually, a "Loan") made to individual borrowers (individually, a "Borrower"), closed in Correspondent's name, on a servicing released basis, and upon such terms and conditions as set forth in this Agreement and in the GMAC Mortgage Correspondent Lending Manual and written directions provided by GMACM and amended time to time (collectively the "Correspondent Manual")* which is made a part of this Agreement and incorporated herein as if set forth at length.

In consideration of the above recitals and the mutual covenants and promises contained herein, and intending to be legally bound, the parties do hereby agree as follows:

1. *TERM*

This Agreement shall be effective as of January 25, 2002, and shall continue until terminated by either party.

2. *TERMINATION*

(a) This Agreement may be terminated by either party without penalty or cause upon 15 days' written notice to other party.

(b) In addition, GMACM shall have the right to terminate this Agreement immediately by notice in writing to Correspondent in the event of any of the following:

i. Correspondent defaults in any of its obligations under this Agreement or any other agreements between the parties and such default is not cured within ten (10) business days after notice to Correspondent of such default;

ii. Correspondent fails to deliver acceptable Loans to GMACM under the terms and conditions of this Agreement and the Correspondent Manual;

iii. Correspondent shall Initiate or suffer any proceedings of insolvency or reorganization under the bankruptcy code, or other federal or state receivership laws, or make any common law assignment for the benefit of creditors, or be unable to pay its debts as the same become due;

iv.	Correspondent assigns or attempts to assign its rights and obligations hereunder;
v.	Correspondent by operation of law becomes unable to faithfully perform its duties pursuant to this Agreement; or
vi.	GMACM suffers any involuntary sale or execution upon any interest in any Loan purchased hereunder and such is the result of any act or omission on the part of Correspondent.

(c) Termination shall not affect the obligations of Correspondent with respect to any event occurring before termination. However, termination of this Agreement, except under Paragraph 2 (a), shall be deemed to be for or with cause, and GMACM, at its option, shall have the right to cancel any open Loan registration confirmation(s) or other commitment agreements.

(d) Correspondent agrees that in the event of a breach by Correspondent of this Agreement or any other agreement between GMACM and Correspondent, or upon the default of Correspondent under any instrument payable to GMACM, or upon failure of Correspondent to pay any amounts due GMACM, GMACM shall have the immediate right to set-off from and against any amounts otherwise due or payable to Correspondent

3. *SERVICES OF CORRESPONDENT*

(a) Correspondent will assist prospective Borrowers in completing credit applications and such other documents in the form designated by GMACM and as GMACM may require for Loans which meet the then current underwriting standards and loan policies of GMACM, including the Correspondent Manual. Correspondent will promptly submit all information generated pursuant to such application to GMACM, or the applicable agency, for its review and approval.

(b) "**NON DELEGATED UNDERWRITING**" Correspondent may request approval to be authorized as a delegated underwriter. If such request is approved in writing by GMACM, Correspondent shall make credit commitments on behalf of GMACM, under the terms specified In the written approval or an amendment to this agreement, and in compliance with applicable law and the Correspondent Manual. Unless and until notified otherwise by GMACM in writing, Correspondent is NOT authorized as a delegated underwriter and must send all loans to GMACM or an authorized contract underwriting service for underwriting approval. Correspondent shall obtain real estate appraisals only from those appraisers, which are licensed or certified according to state law requirements. All appraisals must meet secondary market requirements and in addition satisfy all requirements mandated by state and federal law, including, without limitation, FIRREA, for the particular transaction (refer to Underwriting Section of the Correspondent Manual).

(c) "**DELEGATED UNDERWRITING**" The Correspondent is hereby authorized as a delegated underwriter for the programs listed below and is authorized to make credit commitments on behalf of GMACM in compliance with applicable law and the Correspondent Manual. Unless and until notified otherwise by GMACM, Correspondent is authorized as a delegated underwriter for programs outlined in the GMACM Product Matrix to a maximum loan amount of $650,000. Loans in excess of $650,000 and sub-prime and high LTV loans require exception approval and are underwritten at GMACM.

(d) Correspondent, at its own expense, shall furnish to GMACM all credit data, financial statements, real estate information, and such additional items as GMACM, from time to time, may require. In addition, Correspondent, at its own expense, shall perform such other functions as GMACM may require to close, fund, and complete the Loan transaction.

(e) Prior to purchase of the Loan by GMACM and after purchase, if required, Correspondent agrees to execute such assignments, endorsements, or other documentation as necessary to transfer ownership of the Loan to GMACM and/or such other assignee as may be designated by GMACM, concurrent with the closing of such Loan or as GMACM may otherwise direct.

(f) Correspondent shall deliver to GMACM all Loan documents required by the Correspondent Manual, within the applicable time period required in the Correspondent Manual and commitment confirmation.

(g)   If Correspondent fails to make proper and timely required delivery in connection with any registration or reservation ("registration"), the parties agree and acknowledge that GMACM will suffer damages, including, but not necessarily limited to, the decline in market value of the Loan, processing costs, investment losses, and obligations to investors to whom a registered Loan has been committed, legal costs incurred as a result of non-delivery and in enforcement of GMACM's rights, and Correspondent shall be liable for all such damages and other damages incurred by GMACM, in addition to any other rights, remedies or damages of GMACM at law, in equity or under this Agreement.

(h)   All Loans will be purchased in accordance with pricing and options provided in the Correspondent Manual. Any change in pricing policy shall be effective only by written amendment of the Correspondent Manual or other written notice by GMACM to Correspondent.

(i)   All Loans which Correspondent desires to sell to GMACM under this Agreement must be registered with GMACM subject to any limitations in the Correspondent Manual. Following acceptance by GMACM of a registered Loan, Correspondent shall be obligated to deliver the Loan to GMACM in accordance with the terms and conditions of the applicable delivery program and this Agreement.

4.   *OBLIGATIONS OF GMACM*

Subsequent to Loan purchase, GMACM may reverify appraisals, credit reports, and other information as it may determine necessary at GMACM's expense in order to assure itself of the correctness of information in each Loan file.

5.   *FEES*

Correspondent may retain, to the extent permitted by state, federal and local law and the requirements of the applicable investors, as a processing fee, an origination fee and all lawful discounts collected in excess of the GMACM's quoted price. GMACM may withhold, set off, and apply any fees otherwise due and payable to Correspondent to any obligations of Correspondent to GMACM. In no event shall any compensation be paid to Correspondent unless a Loan is funded. GMACM has the right to withhold any fees or payments until the Loan file is complete and Correspondent has performed its obligations hereunder.

6.   *APPLICABILITY OF REPRESENTATIONS AND WARRANTIES*

Each Loan shall be subject to all representations and warranties specified in this Agreement, including, without limitation, those in the Correspondent Manual, irrespective of the provisions of any other documents or conduct of the parties with respect thereto, including without limitation, GMACM's examination of documents and files, and this Agreement shall exclusively govern the rights of the parties hereto despite the fact that the Loan will be subsequent to this Agreement. Each representation and warranty herein and the Correspondent Manual shall survive the purchase of a Loan and shall insure to the benefit of GMACM, its successors and assigns.

7.   *CORRESPONDENT'S REPRESENTATIONS, WARRANTIES, AND COVENANTS REGARDING LOANS*

Correspondent makes to GMACM in connection with each Loan purchased by GMACM and with this Agreement, all of the representations, warranties, and covenants set forth in the Correspondent Manual and herein which representations, covenants and warranties shall be true at the time of registration, at the time of delivery and which shall survive the purchase of each Loan by GMACM and shall continue in effect as to each Loans for so long as any amount due from the borrower remains outstanding and unpaid.

8.   *ADDITIONAL REPRESENTATIONS, WARRANTIES, AND COVENANTS*

Correspondent makes to GMACM in connection with this Agreement, all of the representations, warranties, and covenants set forth in the Correspondent Manual and herein which representations, covenants and warranties shall be true at the time of the execution hereof, as well as at the time of registration of each Loan, at the time of delivery and which shall survive the purchase of each Loan by GMACM.

     (a)   Correspondent is a corporation duly organized and validly existing in good standing in the jurisdiction of its chartering or incorporation, and Correspondent and each of its directors, officers, agents, and employees have acquired and will, during the term of this Agreement, maintain all necessary licenses and qualifications to transact its business. Correspondent shall submit to GMACM copies of all such licenses as requested by GMACM.

     (b)   Correspondent has all necessary corporate authority and has taken all required corporate action to enter into this Agreement and to perform the transactions contemplated hereunder.

     (c)   Correspondent is a mortgagee approved, and will remain approved, by the Federal Housing Administration of the Department of Housing and Urban Development (FHA), the Department of Veterans Affairs (VA), and/or any governmental or quasi-governmental agency or insurer which is engaged in the mortgage lending Industry.

     (d)   The execution and delivery of this Agreement by Correspondent and the obligations which it will perform hereunder do not, and will not, violate any provision of any law, rule, regulation, order, writ, judgment, injunction, decree, determination, award or contract having applicability to Correspondent or the articles of incorporation or bylaws of Correspondent.

     (e)   This Agreement constitutes, when duly executed and delivered by Correspondent, a legal, valid, and binding obligation of Correspondent, enforceable against Correspondent according to its terms.

     (f)   There are no actions, suits, or proceedings pending or threatened against or affecting Correspondent or the properties of the Correspondent before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which if determined adversely to Correspondent, would have a material adverse effect on the financial condition, properties, or operations of Correspondent or upon Correspondent's ability to perform its duties hereunder.

     (g)   Correspondent agrees to make current audited financial statements available to GMACM upon request, and in any case, within ninety (90) days after the completion of each fiscal year of correspondent. GMACM will rely on these statements as part of its determination of whether to continue to purchase Loans under this Agreement.

     (h)   Correspondent agrees it will not use for its own benefit or will not disclose to any person or entity confidential information relating to GMACM which it has acquired or which it may acquire during the term of this Agreement.

     (i)   Correspondent has in full force and effect and will continue to maintain a fidelity bond and an errors and omissions policy or policies or mortgage banker's blanket bond covering all its activities hereunder, with terms acceptable to FNMA and FHLMC and shall provide to GMACM, on an annual basis or as required by GMACM, satisfactory evidence thereof.

9. *INDEMNIFICATION AND REPURCHASE*

Correspondent acknowledges that GMACM shall have relied upon the representations and warranties expressed in this Agreement and the Correspondent Manual. All of Correspondent's representations and warranties are and shall be true and shall survive as provided in Paragraph 7 herein. No representation or warranty made by Correspondent in connection with the purchase of each Loan by GMACM contains any untrue statement of any material fact or fails to state any material fact necessary to make such representation or warranty not misleading.

In addition to any other remedies of GMACM set forth herein or in the Correspondent Manual, Correspondent shall repurchase applicable Loans and shall indemnify and hold GMACM harmless from losses (Including the loss of servicing rights), damages, deficiencies, claims or expenses (including reasonable attorneys' fees) incurred by GMACM to the extent required by and in accordance with the provisions of the Correspondent Manual.

In addition to all other remedies available to it, GMACM shall be entitled to offset any amounts it owes Correspondent by any amounts Correspondent is required to pay to GMACM under this section and the sections of the Correspondent Manual relating to Repurchase and Indemnification. The indemnity provided in this Section shall remain in full force and effect regardless of any investigation made by GMACM or its representatives or any cancellation of this Agreement, and shall survive this Agreement as to each Loan for so long as any amount due from the Borrower remains outstanding and unpaid. Upon receipt of notice of claim covered by any indemnity or other indemnity in this Agreement, whether such claim appears to be valid or not, Correspondent shall immediately assume the representation of GMACM and the defense of such claim at its own cost and expense to the satisfaction of GMACM, with counsel approved by GMACM, and Correspondent shall be directly responsible for the payment of any settlement, award or judgment relating to such claim.

10.   *RELATIONSHIP OF PARTIES*

It is agreed that Correspondent and GMACM are not partners or joint ventures, but shall have the status of and act in all matters hereunder as independent contractors. Correspondent shall hold funds collected on account of any Loan in trust for GMACM. Correspondent is not an agent or partner of GMACM and has no authority and is intended to have no power to create, extinguish, or modify any right, obligation, or liability of GMACM to any person whatsoever.

It is expressly understood that, notwithstanding the execution of this Agreement and the covenants and agreements contained herein, GMACM may make Loans with or without the assistance of Correspondent and may use the services of other correspondent and lenders; and Correspondent may sell mortgage loans to other correspondent and lenders.

11.   *JURY WAIVER/ ATTORNEY FEES AND EXPENSES*

If any legal action or proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach or default in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to immediately recover from the other party, its costs, plus reasonable attorneys' fees incurred in such action(s) or proceeding(s) in addition to any other relief to which it may be entitled. Except as expressly provided hereunder to the contrary, each party shall bear its own costs and expenses incurred in connection with the preparation of this Agreement and the performance of the obligations contemplated hereby.

After consultation with counsel, and with knowledge of the consequences, Correspondent and GMACM hereby waive all rights to demand a jury trial and agree that all suits shall be heard by a judge only.

12.   *WAIVERS/REMEDIES CUMULATIVE*

GMACM's delay or failure to enforce any provision of this Agreement shall not constitute a waiver of that provision or any other provision or agreement with Correspondent.

All remedies afforded by this Agreement shall be cumulative and in addition to all other remedies provided herein or afforded by law or in equity.

13.   *NOTICES*

All notices required under this Agreement shall be considered given (i) when deposited in the United States Mail, certified mail, return receipt requested, (ii) on the third business day after mailing via regular first class mail, or (iii) on the next business day after mailing by a nationally recognized overnight mail carrier, bearing sufficient postage and addressed as set forth below, unless another address is designated in writing:

Purchaser:	**Correspondent**:
GMAC Mortgage Corporation Correspondent Lending Group 100 Witmer Road, PO Box 963 Horsham, PA 19044-0963	_____ _____
Attention: Cathy A. Williams **Vice President, Wholesale Lending**	**Attention**: _____
cc: Attention: Legal Department	

14.   *ASSIGNMENT*

Correspondent shall not assign this Agreement or any of its rights hereunder. Neither shall Correspondent delegate any duty hereunder without the prior written consent of GMACM.

15.   *BROKERAGE*

Each party represents and warrants that there are no claims for brokerage commissions or finder's fees in connection with the transactions contemplated by this Agreement. Each party agrees to exonerate, indemnify, and hold harmless the other in respect to any and all losses sustained by the other as a result of liability to any broker or finder on basis of any arrangement made on, behalf of such party.

16.   *CAPTIONS; DEFINED TERMS*

The captions of each section in this Agreement are included for convenient reference of the parties and in no way are intended to define, limit, or imply the obligations of the parties. Terms used with an initial capital letter which are defined in the Correspondent Manual and not otherwise defined herein shall have the meaning given them by the Correspondent Manual.

17.   *ENTIRE AGREEMENT*

The exhibits attached hereto or material referred to in this Agreement, including the Correspondent Manual, are incorporated by reference into this Agreement. To the extent there are differences between requirements as stated in the Correspondent Manual and as stated in this Agreement, the provisions of this Agreement shall control. This Agreement, the Correspondent Manual and the material referred to herein or therein or executed concurrently herewith constitute the entire Agreement and supersede any and all prior agreements, representations, and understandings of the parties, written or oral. No addendum, supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both parties hereto, however amendments to the Correspondent Manual shall be effective, as provided in Paragraph 13 above, upon their delivery by GMACM by mail or courier to Correspondent. Notwithstanding the foregoing, amendments to the Correspondent Manual relating to pricing and underwriting shall not apply to Loans which were registered prior to the delivery of such amendments to Correspondent.

18.   *SEVERABILITY*

In the event that any provision of this Agreement conflicts with applicable law, such conflict shall not affect the other provisions of this Agreement which can be given effect without the conflicting provisions, and to this end the provisions of this Agreement are declared to be severable.

19.   *NOTICE TO BORROWERS*

Correspondent shall mail notice of transfer of servicing to the Borrower of each Loan as required by federal law (RESPA). Such notice shall be in a form approved by GMACM prior to mailing.   Such notice shall be sent through the United States Mail, first class postage prepaid at the Correspondent's expense.

20.   *SOLICITATION*

A.   Neither Correspondent nor any affiliate of Correspondent shall solicit any Borrower of a Loan for the sale or renewal of insurance with respect to such Loan.

B.   Neither Correspondent nor any affiliate of Correspondent shall, during the remaining term of any of the Loans, take any action to personally, by telephone, by mail or otherwise, solicit the refinancing or prepayment of the Loans by the Borrowers, in whole or in part, or otherwise solicit the Borrowers for any purpose, without the prior written consent and approval of GMACM.

C.   Notwithstanding anything contained herein to the contrary, for purposes of this Agreement, solicitation shall not be deemed to include general advertisements directed to the public at large and contained in newspapers or other broadcast media.

21.   *GOVERNING LAW AND VENUE*

This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania. Venue for any action arising out of relating to this Agreement, including the formation, validity, or interpretation thereof and the performance or breach thereof, shall be only in the Commonwealth of Pennsylvania. Each party consents that any State or Federal Court in the Commonwealth of Pennsylvania otherwise having jurisdiction shall also have jurisdiction of the parties.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

GMAC Mortgage Corporation   **E-Loan, Inc.**

By: /s/ Marianne Mainardi   By: /s/ Steven M. Majerus

Name: Marianne Mainardi   Name: Steven M. Majerus

Title: Vice President, Correspondent Lending   Title: Vice President, Secondary Lending

* E-LOAN, Inc. will obtain and provide a copy of the GMAC Mortgage Correspondent Lending Manual upon request.